Onconova Therapeutics, Inc.

375 Pheasant Run

Newtown, PA 18954

December 27, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Dorrie Yale

Mary Beth Breslin

Re:                             Onconova Therapeutics, Inc.

Registration Statement on Form S-3

Filed November 20, 2017

File No. 333-221684

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Onconova Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement, as amended, so that such registration statement may become effective at 9:00 a.m. (Washington, D.C. time) on December 28, 2017, or as soon as practicable thereafter.

ONCONOVA THERAPEUTICS, INC.

By:	/s/ MARK GUERIN
Name:	Mark Guerin
Title:	Chief Financial Officer